KCI KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

16 December, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

[redacted]

05013489

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 15 and 16 December, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Franciska Janzon
Investor Relations Manager

dlw 12/28

FILE 82-4297

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 15 December, 2005 12.30 noon 1

SHARE SUBSCRIPTIONS UNDER KCI KONECRANES' 1997, 1999B, 2001A AND 2003A STOCK OPTION PLANS

A total of 131,800 new KCI Konecranes shares have been subscribed under the stock option plans as follows:

Stock option	Shares	Subscription price (EUR/share)
1997	106,400	26.07
1999B	9,100	33.00
2001A	11,300	34.00
2003A	5,000	19.56

Following these subscriptions KCI Konecranes' share capital will increase by EUR 263,600 totalling EUR 28,972,060. The number of shares will increase by 131,800 shares to 14,486,030 shares.

The new shares will be recorded in the Trade Register on or about 23 December (shares subscribed under 1997 stock option plan) and 27 December, 2005 (shares subscribed under 1999B, 2001A and 2003A stock option plans). The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in these shares will start on or about 27 December and 28 December, 2005 respectively.

The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI Konecranes is a world leading crane technology and service company. The company is organized along three business areas, Maintenance Services, Standard Lifting Equipment and Special Cranes. Service is provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 5,000 employees in 35 countries all over the world. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

FILE 82-4297

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 16 December, 2005 3.45 p.m. 1

KCI KONECRANES IR CALENDAR 2006

All events are indicated in Finnish time (EET).

2005 Full Year Results	15 February 2006 10.00 a.m.
Annual report 2005	week 9/2006
Record date for the AGM	24 February 2006
Notice of participation in the AGM	3 March 2006 (No later than)
Annual General Meeting 2006	8 March 2006
First quarter results	10 May 2006 10.00 a.m.
Second quarter results	3 August 2006 10.00 a.m.
Third quarter results	2 November 2006 10.00 a.m.

Quarterly Results Briefing for Financial Analysts, Press
A luncheon presentation for financial analysts and media will be held on each day of the result publication at 12.00 noon EET at Helsinki World Trade Center, Marski Hall (address: Aleksanterinkatu 17).

Quarterly Results Webcast
A live webcast of the results presentation for financial analysts and media will begin at 12.00 noon EET on each result publication day. The webcast can be followed at www.konecranes.com/investor.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2004, Group sales totalled EUR 728 million. The Group has 5,000 employees in 35 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media